UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €0.35 each
American Depositary Shares, each representing one ordinary share, nominal value €0.35 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.                  Transcript of earnings conference call of Portugal Telecom, SGPS, S.A. (the “Company”), held on September 14, 2006.

IMPORTANT NOTICE

Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

These materials contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

2

PORTUGAL TELECOM

2006 First Half Results

Moderator:  Mr. Zeinal Bava

September 14, 2006

11:00 a.m. ET

Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information.  The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

Operator:  Good morning or good afternoon, ladies and gentlemen, and welcome to the Portugal Telecom 2006 First Quarter Results Conference Call, hosted by the Executive Board Member of Portugal Telecom, Mr. Zeinal Bava, and Mr. Luis Pacheco de Melo, Group CFO.

At this time, all participants have been placed on a listen only mode and the floor will be open for questions and comments following the presentation.  If you have any questions, please press star, one on your touchtone phone.

I would now like to turn the floor over to your host.  Sir, the floor is yours.

Mr. Zeinal Bava:  Thank you very much.  Good morning and good afternoon, ladies and gentlemen.  Thank you very much for attending this call.

My name is Zeinal Bava.  I’m here joined by Pacheco de Melo, the Group CFO and by Mr. Francisco Nunes, the Chief Accounting Officer of the Portugal Telecom Group.

I propose actually to address the opening remarks by taking you through some of the operating highlights.  Luis Pacheco de Melo will take you through some of the financial highlights.  And then, the Chief Accounting Officer of the Group will take you through, particularly through some of the pension fund issues and also, tax issues, as well.  We will, of course, be very short in this introduction so as to allow enough time for questions and answers.

With regard to the operating highlights, as you will have seen in the press release we put out this morning, the Wireline business continues to face difficult conditions in terms of fixed to mobile cannibalization and, of course, the pickup of competition in the Portuguese market.  Notwithstanding this, we finished the second quarter with 636,000 ADSL lines with a very small adjustment in terms of ARPU, in great part due to the change in the mix of the ADSL subscribers.

Of course, the ADSL push will continue.  We have just recently launched a significant promotion and we continue to believe that the bundle of a voice and data product will help us, certainly in reducing churn going forward.

We have lost, in terms of lines that generate revenues for us, 96,000 in the first half of this year and, of course, the management focus is to see whether we can actually introduce more value in the monthly bill so as to reduce those trends going forward - albeit that is not going to be easy, at least in the foreseeable future.

Pricing plans continue to be a big priority for us.  And it increased by about 120,000 in the second quarter of 2006.  We now have about 2.3 million pricing plans out there.  Over one-third of the retail customer base has a flat rate pricing plan, which is a significant improvement over the last few quarters.

Retail traffic is still under pressure and that, as you can imagine, is due to fixed to mobile substitution.  Sixty percent of total voice minutes in Portugal nowadays are mobile minutes.  And, of course, intense competition.  Furthermore, in terms of Internet traffic, with the substantial increase in the take-up of broadband Internet, the dial-up traffic has been collapsing.

ARPU in the fixed line division, notwithstanding all these major trends, decreased by 2.4 percent.  Voice ARPU decreased by 6.9 percent to Euro 24.8, as a result mainly of the declining traffic revenues.  But, data ARPU increased by 28 percent to Euro 5.1 and it already accounts for 17 percent of the total ARPU in the second quarter of 2006.

So, in summary in the Wireline, trends are very challenging.  Economic conditions are not being very useful at this stage, so people are overly conscious about the monthly bill and also, ADSL prices.  We’re having to provide our customers with an increasing level of choice in terms of broadband products, in terms of entry prices.  And therefore, this is leading to some erosion in ARPU.

Having said that, the Company is very much focused in addressing cost and therefore, making sure that when it comes to cash flow, we are in line with the guidance that we have provided you in the past.

My colleague Pacheco de Melo will take you through the guidance for each division.  But, I can say that in terms of the fixed line, we are conscious of the top line pressure, we are conscious of the increased competition and therefore, we are clearly focused in making sure that the cost reduction will more than compensate for this impact in the top line in terms of business trends.

Turning now to mobile in Portugal - our net additions in the second quarter totaled 44,000.  We have improved performance in all segments from the first quarter.  Having said that, a lot of the initiatives were launched in our second quarter, so it is unlikely that you will see those impacts in the second quarter.  But, we are hopeful that in the third and fourth quarter of this year, you will see the positive impact of some of the initiatives that we have launched.

In the last nine to ten weeks, TMN has had one of the best results in terms of brand notoriety.  And we believe that in terms of mass market, this level of brand notoriety will certainly result in higher sales.

We continued to make headway in the corporate segment.  In fact, a recent study, which is independent, which was published in the Portuguese market, showed that TMN is increasing marketing share in that segment of the market.

And with regard to 3G rollout, things continue to progress according to plan and we now have more than 500,000 customers with 3G phones and that’s equivalent to 10 percent of our total customers.

With regard to data services, we have been extremely active in the last eight to ten weeks with a number of promotions around mobile TV, MMS, SMS and a number of other services involving download of ring tones and games.  And data already accounts for about 12.3 percent of our service revenues and continues to grow and continues to grow at a pretty healthy rate - in excess of 24 percent.

Minutes of usage have decreased by 1.4 percent, but they remain resilient at about 120 minutes.  Worth highlighting here is that the overall minutes that we communicate include also the impact of our no-frills brand UZO, which has lower minutes of usage than the TMN customer.  If you were to account for that, we are seeing positive trends in terms of MOU in the sort of standard TMN customer base and that all bodes well for the future.

In terms of ARPU, it decreased 7.8 percent to Euro 20.9, primarily as a result of the reduction in interconnection ARPU of about 16 percent.  So, if you look at the impact of the fall in termination rates, the impact at the top line was about Euro 30 million in the first half and Euro 16 million at the EBITDA level - so, 30 million top line, 16 million EBITDA.  In the second quarter, it was about Euro 5 million.  So, if one was to adjust for that, you will see that TMN EBITDA is actually progressing positively.

In terms of Vivo, I’ll keep my introduction fairly short because the results have been announced for quite some time.  I think perhaps worth highlighting is that both Telefonica and Portugal Telecom are very much focused on making sure that we can turn around the operational performance of Vivo.

We continue to believe that Brazil represents a market which has potential for growth.  We believe that the management team’s decision to go ahead with GSM is NPV positive and will certainly enhance Vivo’s competitive position in that market.  And as you know, in the first half of this year, particularly second quarter, there were a number of extraordinary adjustments at the EBITDA level - namely, provisions at Vivo, which impacted its performance.

But, we remain very optimistic that with the collaboration that we have with Telefonica and the assistance that both of us are providing to Vivo, we can, over the next few quarters, improve the performance of Vivo.

With regard to Multimedia, we had net disconnections of 28,000.  This performance is in great part explained by the economic conditions in our market.  In fact, more than 50 percent of the customers that disconnect present as a justification the prices and their inability to actually afford the services that we are offering.

As a result of that, we are looking at this stage at a number of initiatives in order to provide different entry points for our customers, particularly in our video product.  Also, the level of disconnections is linked to the digitalization program that we launched.  The digitalization program basically ensures that customers will now have to have a set top box, especially for the premium services.  For the basic video service that we have, you do not require a set top box.  In cabled areas, you have the advantage of actually being able to watch TV everywhere at home.

But, with regard to our premium services, you require a digital set top box.  So, that, in part, also had an impact in terms of the performance in terms of number of subs.

With regard to the broadband service of TV Cabo, there’s a significant overlap of that subscriber base with areas where you are seeing unbundled local loops.  So, it’s very different from ADSL in that respect.  And, of course, that increased competition is leading to a stabilization in that subscriber base.

Having said that, we are at the moment doing pilots in terms of voice over IP.  And so, end of this month, we will be doing a commercial pilot and believe at PT Multimedia that if and when we can launch voice, which is likely to be probably end of this year, beginning of next in terms of mass scale, we will be able to address the churn issue that the Company is facing.

So, in terms of gross sales, the Company is doing pretty much in line with plans.  It is the churn that is impacting the subscriber performance.

Having said that, the blended ARPU is actually increasing.  It went up 4.1 percent to Euro 29.2 in the second quarter of 2006.  And this is justified on three accounts.  First, the penetration of broadband Internet in the subscriber base of TV Cabo has been increasing.  Number two, it is linked to price increases that were undertaken last year.  And number three, it is explained also by the increased take-up of our digital package called TV Cabo Fantastic Life, which offers 65 channels and which is priced at about between Euro 5 and Euro 7.5.

I will now hand you over to Luis Pacheco de Melo.  Just one final word about our international investments, other international investments other than Vivo - as you will have seen from our press release, Medi Telecom, Unitel and other African assets that we have been performing very much in line with our expectations and have been a significant contributor for Portugal Telecom in terms of growth.  And we continue and we expect that these companies will continue to deliver such good performances in the next few quarters, as well.

Let me now hand you over to Luis Pacheco de Melo.  Thank you.

Mr. Luis Pacheco de Melo:  Thank you, Zeinal.  Good afternoon, ladies and gentlemen.  Let me just begin with a brief recap of our first half financials.

Group revenues increased by 2 percent to 3.09 billion, despite the impact of slower interconnection rates, which negatively impacted the Wireline on 17 million and TMN on 30 million.  Our domestic businesses now account for approximately 64 percent of our revenues.

With regard to EBITDA, it fell 7.4 percent to 1.09 billion and basically due to a negative impact on the interconnection rates of 16 million, the reversal of a provision from Angola of 23 million and the provision in Vivo related to billing problems in connection with the system migration that we performed this year, of which our part equated to Euro 30 million.

If you were to exclude these impacts, EBITDA would have decreased by 1.6 percent and our domestic businesses would have shown a flat year-on-year EBITDA.  Capex fell by 3.3 percent, partly due to a lower level of investments at Vivo.

With regards to net income, it grew 41.6 percent to 402 million, primarily due to a recognition of the tax credits.  But, regarding this issue, my colleague, the Chief Accounting Office will address this at the end of the call.

Just a quick update on our curtailment program.  Up until the 31st of August, 164 employees have joined the plan, either by suspending their contracts, pre-retiring or agreeing to leave the Company.  We are confident that we will meet the 500 employee reduction target set for 2006.

Equally, we’d advise you not to extrapolate the run rate of the curtailment costs registered in the first half.  The cost of reducing our staff levels will be in line with past years.

With regard to the international investments, as Zeinal mentioned, we are very pleased with the performance of our international assets outside Brazil.  EBITDA has increased by 48 percent and 22 percent in Unitel and Medi Telecom, respectively.  Just for the presentation purpose, if you were to calculate our first half proportionate EBITDA, it will amount to 95 million, an increase of 32 percent over the same period of last year.

I would like also to mention that we have now completed acquisition of a controlling stake of 34 percent MTC with a total investment of Euro 108 million.  And this was paid in the 7th of  September.  Just a reminder and just for reference - we expect the full year 2006 EBITDA for MTC to be over Euro 50 million.

Moving onto the balance sheet items - net debt increased to approximately 4.4 billion, which represents an increase of 702 million from the first quarter.  The increase is mainly due to the payments of dividends at PT and PTM of more or less 550 million and an extraordinary contribution of Euro 300 million to the pension fund.

On the free cash flow side, we are also very happy with the results of our initiatives on the working capital management.  The level of the investment in working capital in the first half decreased by 130 million from last year.

If you were to exclude Vivo, it would have decreased by 93 million, which is 58 million below the levels of last year.  Sorry—the investment was 93 million, which is 58 million below the levels of last year.

The average cost of debt for the period stands at 5.8 percent and if you exclude Vivo, 4.0 percent.  Currently, 86 percent of our net debt was remunerated in Euros and 30 percent in Reais.  For the second half, we expect the cost of debt to remain at the same levels as we had in the first half.  Overall maturity of the net debt is 6.9 years, 7.5 excluding Vivo.

Moving onto the pension fund - with regards to pension liabilities, we have made considerably good progress, both by containing salary growth and by recently announcing a new healthcare benefit plan.  In addition to that and given the current interest rate environment, we have been advised by our actuaries to increase the discount rate for pensions and healthcare by 50 basis points to 5 percent and the discount rate on salaries by 75 basis points to 4.25.

So, on a blended basis, this equates to a discount rate of 4.86 percent versus the 4.3 percent at the end of last year.

As you know, we have also contributed an extra Euro 300 million to cover our healthcare obligation in May.  And we have committed to fund the pension deficit within six years and are available to contribute an additional 700 million over the next three years.

The combined effect of the discount rates and these additional contribution of 300 million have brought our unfunded pension liability to approximately 2 billion.  That is before tax.  After tax - 1.4 billion.  And that compares to the 2.6 billion at the end of 2005 and 1.9 billion after tax.

As a result of these changes - PRBs for the year should equate to 62 million for the full year.  So, we’ll have more or less 19 million in the next two quarters.  So, in the third quarter, it should account to 19 million.  In fourth quarter - also, to 19 million.

Under the current scenario, the annual run rate is around 75 and 80 million per year on PRBs.

On the distributable reserves, we have also made substantial progress, as promised, with several initiatives in order to increase our distributable reserves.  We have just concluded now the capital increase and the capital reduction in the 11th of September.

And after that, and taking into account also some additional restructuring that we are doing and the cancellation of 1.83 percent of our own shares, which we acquired as part of the buyback, the pro forma distributable reserves would be around Euro 2.2 billion.

Moving now to guidance - let me wrap up by giving you an update on the guidance for the full year.  So, on the Wireline, revenue decline for the year should be in the same order of magnitude as that of this quarter, meaning 7 to 8 percent decline year-on-year.  EBITDA should be flattish year-on-year.  That is taking into account the 190 million one-off gains we had in 2005.  We are reaffirming the previous guidance here.  Capex should be around 200 to 220 million.

On TMN, revenue should decline between 3 and 4 percent, in line with the first half numbers and in great part, explained by the fall in interconnection rates.  EBITDA should be in the minus 2, minus 3 area, again impacted by the fall off in interconnection rates.  Once again, we are reaffirming the previous guidance we gave and capex should be less than 200 million.

On Multimedia, revenue growth should be at the same level as the one seen in the first half and EBITDA growing between 5 and 10 percent - i.e., once again, reiterating the target set before.  Capex should equate to more or less 120 million.

On Vivo, I apologize on not providing you any guidance.  But, as you know, we are undergoing a significant restructuring process.  And at the same time, Vivo is responding to an aggressive competitive market led by our competitors TIM and Claro, which in turn are trying to respond to our GSM announcement.

To summarize, we are still very comfortable with the guidance we have provided you in the beginning of the year for our domestic businesses on EBITDA and capex, which represents 93 percent of our consolidated operating free cash flow.  Outside Portugal and excluding Vivo, we should continue to see strong performance, both at revenue and EBITDA level.

I will pass now to our Chief Accounting Officer, Francisco Nunes, to go through some of the tax issues for the first half of this year.

Mr. Francisco Nunes:  Thank you, Luis.  Good afternoon, ladies and gentlemen.  Just a brief note on taxes because in this first half, we have in the income tax item of our P&L, a gain of 50 million and of 140 million, which is explained by two operations that we made, one in the first quarter, the second one in the second quarter.

The first of around 50 million related with the liquidation of a subsidiary where we obtained a tax gain of 50 million.  The second one that we made in the second quarter, that totals 140 million, which is related with the anticipated voluntary taxation of certain capital gains with a 50 percent discount related with asset sales that we have made in 1999 and 2000.

At the time, these capital gains were—the taxation was deferred until the moment that the reinvested assets where we have made a reinvestment were sold.  So, the law in 1999 and 2000 stated that the taxation over capital gains was deferred if the proceeds from the asset sales were reinvested until such time that the reinvested assets were sold.

As a result of this law, in our balance sheet since 2000, we have always recorded a deferred tax liability of 280 million regarding these capital gains.  In 2001, Portuguese tax law was changed and capital gains are now taxed at the 50 percent discount.  The new law, enacted in 2001, included a provision for capital gains secured prior to 2001 that stated that companies could also adopt a new regime and voluntarily anticipate taxation of these capital gains with a 50 percent discount.

During the first half of this year, PT has decided to adopt this regime due to the fact that with certain corporate restructurings that can occur in our Company, these capital gains will be, effectively be taxed in the future.  As a result, we have decided to adopt this regime.

As a result, PT recorded a tax gain of 140 million.  That corresponds to 50 percent of the deferred tax liability that I previously mentioned.  The remaining 50 percent of this deferred tax liability was used to offset tax losses carried forward, thus not representing any tax payment in the first half of this year.

In relation to PRBs that Luis described previously, I just wanted to have a brief note regarding the amount that we have recorded in our income statement.  As Luis has already told you, the amount that we guide as a cost for PRBs for 2006 is 62 million.  This compares to the amount that we have recorded in the first half of this year, which is 24 million.

The difference between the amount for the second half, which is 38, and the amount for the first half, which is 24, is related to prior year gains of 12 million that relate to the application of the new law regarding the compensation of pensions to people that have already left Portugal Telecom.

At the end of 2005 when we performed our actuarial study, we did not have information to compute those gains, which we are doing now in 2006.  So, we recorded this gain this period.

Thank you very much.  And now, I will pass to Zeinal Bava again.  Thank you.

Mr. Zeinal Bava:  Okay.  Thank you very much.  We will now, of course, be available to take any questions you have and, perhaps, we’ll take the first question now.

Operator:  Thank you.  Ladies and gentlemen, the floor is now open for questions.  If you would like to ask a question, please press star, one on your telephone keypad.  If at any point your question is answered, you may remove yourself from the queue by pressing star, two.

We do ask when you pose your question that you pick up your handset to provide optimum sound quality.  Once again, to ask a question, please press star, one.  We will pause for a few moments to poll for questions.

Our first question comes from Mathieu Robilliard with BNP Paribas.  Please state your question.

Mr. Mathieu Robilliard:  Good afternoon.  I have a few questions, please.  First, in the mobile business, it sounds like the KPIs are actually challenging and I understand part of that has to do with the macroeconomic situation.  But also, I mean, you have made a big effort over the last year to push for a 3G youth launch to use the brand.  But really, we’re not seeing a lot of that in your numbers, certainly when we compare that to Vodafone, which seems to be able to have some top line growth.

So, I was wondering if maybe—and that was due to the fact that UZO is having a very strong cannibalizing effect on existing customer base or is there anything else going in there?  That’s the first question.

In terms of—second question - I had just a quick one on the pension fund.  You changed again your actuarial assumptions.  I had in mind that you would do that once a year.  I mean, is that something that we should expect, that you change or you can change your actuarial assumptions on a quarterly or twice a year basis?

And finally, in terms of the guidance, I mean, you’ve lowered the guidance for the fixed line revenue trends and I understand also for the mobile.  Yet, as you highlight, you keep your guidance for EBITDA.  I mean, what are you doing in order to maintain that EBITDA guidance?  I mean, is that more effort on cost than you were anticipating?  If you could please elaborate on that.  Thanks.

Mr. Zeinal Bava:  Okay.  Thank you very much.  Let me start off with the pensions, if you don’t mind, because it’s a short answer.

We had to undertake a study this year, an actuarial study because, as you know, we have—our six-month figures are audited figures.  And this year, the auditors required us to do the actuarial study for the first half audit.  And this, in part, was because the interest rate movements have been significant compared to last year.

So, we usually tend to only do these studies once a year.  But, this year, pretty exceptional.  And at the request of the auditors, we had to do it in June.  And this is what led to the revision, particularly of the discount rate that we used in our actuarial studies.

With regard to mobile - I think first and foremost, worth highlighting is that if you look at the EBITDA performance we’ve had first quarter, second quarter, clearly, the trend is in the direction of the guidance that we have provided you.  And this is being achieved because we are keeping particularly subscriber acquisition and retention costs pretty much under control.

So, TMN at this stage is probably the operator that is getting the best returns in terms of marketing spend in the Portuguese market.  And we believe that having taken a lot of these measures, particularly in the second quarter, we hope that in the next few quarters, we will see the upside from that.

So, what I would advise is for you to continue to follow us and hopefully, in the next conference call, we will be able to share with you the results of some of these initiatives.  I think it’s early in this call to do that.

Having said that, if you do look at the first half performance of TMN, our ARPU was down 7.8 percent year-on-year.  On a like-for-like basis, if you look at the Vodafone performance, for example, their ARPU was down 11 percent.

Clearly, when it comes to service revenues, what you are seeing is clearly Vodafone benefiting from the gains that they had last year in terms of market share, which as you know, they did have in the Portuguese market and I think at the expense, mainly, while not just of TMN—perhaps we were somewhat impacted by that, but we were not the ones that were mostly impacted.

So, I think, clearly, their service revenues this year are underpinned by the sub-growth they had last year.  Having said that, they are seeing ARPU erosion and that is at a much greater rate than what TMN is seeing.

With regard to TMN, I think perhaps the other worthwhile point that I should bring to your attention is that we are continuing to invest in the promotion of data services.  I think we are the only operator that’s making a big push in that direction.  And this is because we now have an installed base of more than 500,000 3G handsets out there.

We think that there is still huge scope for us to drive those data revenues up.  We think, however, that the contribution from data was impacted negatively by the significant decline in SMS prices that happened in this market, led by the third operator, followed by the second operator.  And then, we had to respond in the beginning of this year.

So, we actually only responded six months later, hoping that there would be some, you know, rationale behaviour around the pricing of SMS.  We didn’t see that.  And, of course, we had to intervene and lower our own prices in order to ensure that in the youth segment of the market, we were able to basically recoup some of the market share we had lost by not having reacted immediately to the second and the third operator.

So, with regard to 3G, of course, we have made the investments.  We are trying to monetize that investment by promoting new services.  We need to allow some more time for that.

Having said that, we are clearly not seeing the kind of ARPU uplift that we saw initially, which were about 20, 25 percent.  I don’t think we are even seeing a 15 to 20 percent uplift in ARPU.  Having said that, I think, clearly, the trends are there and we will continue to invest in the promotion of these new services and hopefully in the next call, give you more of an update.

With regard to the Wireline, I think the Wireline question you had on the guidance - well, we are keeping that guidance, as Luis Pacheco de Melo said.  We will continue to benefit in terms of—in the second half in terms of some of the decisions and measures that we implemented in terms of healthcare.  Perhaps my colleague Luis will just take you through that very quickly.

And we have also a number of cost cutting programs - namely, redundancies that are in progress.  And that will underpin the EBITDA performance in the second half.

So, why don’t I ask Luis to give you some update on the healthcare renegotiations that we’re doing and—which I think it’s a significant, I think, improvement over the past years.  And one other thing worth highlighting is that it’s very much in line with what we have said in the road show in terms of potential upside at PT in terms of valuation because it has a direct impact in the pension funds, as well.  Luis?

Mr. Luis Pacheco de Melo:  Okay, Zeinal.  Thank you.  On the Wireline, we will continue to cut costs on the Wireline side.  We will start to implement from the first of October this year the announced new healthcare program that we announced on Monday.

We are still working on—with our actuaries to see the exact impacts on the annual costs and on the PBOs.  Those will be of a significant amount.  But, as soon as we have all those impacts, we’ll come back to you and make them available.

On the other hand, we will continue to benefit from the salary reductions that we have done.  So, this year the growth rate has come down from the average 4.5 to 5 percent in previous years to 1.8 percent.  We will have this healthcare—we are committed to these 500 redundancies until the end of the year.

We have just started a new redundancy plan.  In one month, we have actually achieved the 169 that I put forward before.   So, we will continue to drive on the cost side.

On TMN, on the guidance, we have not changed the guidance.  On the revenue guidance, the only thing here relates to the handset costs.  So, on the sales side, on the handsets, we are getting lower cost on the handsets.  And that has a direct impact on the sales of handsets, but also as on the cost, as you know.

And if you look at subsidies, the difference between the sales and the cost of those end sales, you still see exactly the same levels.  So, the only decrease on the revenue side is due to lower sales of handsets, which is only the result of new prices on the handsets.

Mr. Mathieu Robilliard:  Great.  Thank you.

Operator:  Thank you.  Our next question comes from Javier Borrachero with ING.  Please state your question.

Mr. Javier Borrachero:  Yeah, good afternoon.  Two questions, please - in wireline, I was a bit surprised to see that the data revenues have fallen this quarter, where in the previous quarters, they were steadily growing 5, 6 percent.  So, maybe you can give us some explanation, if this is just a seasonal issue or there has been a deterioration in that market.

And then also, maybe if you can comment - now that the wholesale line rental, has been introduced, we see 20,000 net additions.  So maybe, just to comment - if that number is more or less in line with what you were expecting, if you think competition are using it more aggressively than you were expecting and if you intend to fight back through any measures?  Thank you.

Mr. Zeinal Bava:  Thank you.  Well, with regard to the data revenues, I think referring to the page 27 of our press release, data revenues in the first half were I think up about 0.3 percent.  In the second quarter, they were down 5.5 percent.

This is in part related to more pricing pressure in the corporate market and it also depends very much—it has some, not seasonality, but it depends very much on the contracts that we actually have gained in each particular quarter and depending on, you know, relevant clients or not, different, you know, pricing pressures.  So, I think the trend is clearly for us to continue to sell more of data solutions to our customers.

And our overall market share in the corporate segment is holding on pretty robustly.  And, of course, the second quarter performance has much more to do with the pricing pressures and also, some migration from X25 to IP, which as you can imagine, has a direct impact in cost, as well.

With regard to wholesale line rental, I think it’s early days to provide you much more of a comment.  I think worth highlighting here - if you do look at the KPIs we put out, if you look at the information we put out in terms of KPIs, what you see is that, we lost 96,000 lines in the first half of this year in terms of generating revenues for us.

And, of course, with regard to wholesale line rental, there is expectation that indirect access will end up as wholesale line rental.  In fact, for us, that would be a positive move, simply because, as you know, on the part of the regulator, there is this requirement that if wholesale line rental reaches 150,000 in terms of overall numbers, some flexibility will be provided to us in terms of considering options around bundling more traffic in our monthly bill and things like that.

If you refer to page 28 of our press release, you’ll see that carrier pre-selection was down 16,000 in the second quarter and wholesale line rental was up 20,000.  So, it seems to be that there is a migration from one to the other.  Thank you.

Operator:  Thank you.  Our next question comes from Pilar Bertuzzi with Sanford Bernstein.  Please state your question.

Ms. Pilar Bertuzzi:  Yes, good afternoon.  A couple of questions, if I may - the first one is on your ADSL retail customers, if you could give us a breakdown according to segment?  And on your DSL ARPU, could you give us a feel for what levels of DSL ARPU you’re looking for the year?

The second question relates to the latest comments you made on ADSL 2+ at the beginning of this week.  I was wondering whether you could share with us the cap ex and maybe coverage targets you have for 2007.  And then, maybe if you could just give us an update on the status of the bid and the timing that you expect the Commission to come back to you with an answer.  Thank you.

Mr. Zeinal Bava:  Okay.  Thank you.  On ADSL, we had at—if you look at our press release, we added in the first half of this year 51,000 subs in terms of ADSL retail.  If you look at the share of net adds of the Portugal Telecom Group, this is, of course, ADSL plus our broadband Internet on the cable side, we are managing a share of net adds of between 30 and 35 percent.

In terms of the overall mix of our subscribers, as I mentioned earlier in the introduction of this call, we are clearly trying to drive penetration much higher.  And therefore, we have provided our customers in Portugal, on ADSL and on the cable side, a different entry point.  So, we provide a free package where basically people pay as they go.  And then, we have what we call the light offers - prepaid all the mega to four megas, eight megas.

And from last year to this year, clearly, the mix has been changing.  So, whereas last year, 75 percent of our subscribers were taking product of two mega plus, now, that share is down to 60 percent.  So, about 40 percent is accounted for what we call light products, which includes prepaid, free and so on.  And, of course, that has a direct impact in terms of the overall ARPU of our ADSL.

Having said that, if you look at the contribution of ADSL in the overall ARPU, it has been increasing.  And that, as you can imagine, bodes well.  That contribution is up about 26.5 percent.  So, of the Euro 30 ARPU that we have in the Wireline division, 25 is accounted for subscription charges and traffic revenues and Euro 4.9 roughly is accounted for by ADSL.

With regard to VDSL - well, what we have indicated is that we are looking at VDSL.  As you know, Portugal Telecom is in a slightly different position to most incumbents in that today, we are already triple play, if you take into account the fact that we own Multimedia.

Having said that, we have announced the intention to propose to shareholders that they decide about the spin-off of PT Multimedia.  And in that regard and, of course, because technology is evolving, we are considering running some pilots.

At this stage, it’s very early to comment on the business model or the capex requirements.  I think we are at this stage just looking at the implications of and trying to address what is the best technological choice for us.  I think the business plan around an investment or more significant investment, this will have to be still reviewed in a lot of detail before we make any significant commitment.

With regard to the bid, we are following the process.  We have no more information than what has come to public light.  The management view and the board view at Portugal Telecom is that Euro 9.5 is low in terms of valuation.  We think that the cash flows of PT are being used to pay down Sonae’s debt.

We have also indicated that with regard to the competition authority, we will monitor the situation, be cooperative, constructive in our comments.  And ultimately, what we want to make sure is that our shareholders get the best possible outcome in all this.  And therefore, we will continue to monitor any outcome and keep shareholders posted, as we have done in the past.  Thank you.

Operator:  Thank you.  Our next question comes from Bosco Ojeda with UBS.  Please state your question.

Mr. Bosco Ojeda:  Hi.  Good afternoon.  I just have a quick question on your tax situation.  I wonder if you could provide how much is your remaining tax shield at this moment?  Thank you.

Mr. Zeinal Bava:  Okay.  I’ll pass you onto our Chief Accounting Officer.

Mr. Francisco Nunes:  Currently, we have 90 million of tax losses at PT Multimedia.  At PT, we don’t have any remaining tax losses, as we have used them to offset against the amounts that I described earlier of the anticipated taxation of the capital gains.  Okay.  Thank you.

Operator:  Our next question comes from Brian Rusling with Cazenove.  Please state your question.

Mr. Brian Rusling:  Yeah, good afternoon, gentlemen.  Just a—there are a couple of questions.  I mean, first, the—just to follow up on a earlier point - the new healthcare benefit plan.  You may have announced it on Monday, but I haven’t seen any details.  So, could you give us a few more details on that?

Second one is just on your broadband share of the growth.  Anacom put out some data showing you only got 28 percent of the growth in Q2.  What was happening in the Q2 period, because you also on the cable modem saw a backward shift?  Did you reduce your marketing?  Did you see a big increase in churn on your ADSL retail base?

And then, two small questions of accounting detail - in terms of cash flow, you paid a huge amount of interest in the second quarter and it looks like you’ve done a lot of bond coupon payments.  Are we going to see a dramatically reduced level of interest cash payments in the second half and can you help me understand that?

And the final one of detail is on the PRBs.  On the guidance you gave, Luis, when you talked about 62 million for the year, are you including the curtailment cost for the full 500?  And when you guided for 75 to 80 million per annum as a run rate, again, are you including any curtailment costs for next year and the year after, obviously offset by the 300 million or 350 million injections for those two years?

Mr. Luis Pacheco de Melo:  So, starting with the new healthcare, we have announced internally the new healthcare plan.  We have not put it outside yet because we’re still trying to get the final agreement of just two of the unions.  All the other unions finally have accepted it.

But basically, it’s based on two philosophies.  One is the higher contribution by the employees.  So, right now, as you might know, our employees contribute with 1.6 percent of their salary to this healthcare to benefit from the healthcare services.  And this will increase by 0.2 percent over the next three years.  So, in three years time, we will have 0.6 percent more than they are contributing right now.

In addition to that, in some of the surgeries, in some of the medical care, we were contributing with 100 percent of all the costs.  Now, the employees will have to contribute—we will contribute on average with 80 percent of that.

In addition to that, whenever our employees visited our medical centers, they were paying zero for any medical care.  Right now, every time they go to the doctor at our medical care center, they will have to pay a fee per visit, you know.

So, these are some of the philosophies behind the new healthcare system.  But, as soon as we have the final details and the amounts and the impacts, we’ll come out with that.

Going to the curtailment part, the numbers that I’ve set forth is excluding this additional curtailment.  So, as I mentioned, on the current basis, the run rate is between 75 and 80.  And the other—the 62 is excluding the curtailment.

Okay.  Regarding the interest, you know, the cash payment on the interest for the second half, it’s—in the domestic business here, so at PT, it’s 13 million.  And in Vivo, we are estimating around 47 million.  So, overall, it’s 60 million.

So, the big difference here is that the old bond payments of interest are always on the first half, you know, and nothing on the second half.  So, there’s this big difference between the cash and the accrual on our P&L.

Mr. Zeinal Bava:  Okay.  With regard to the broadband, we are managing, on average, 30 to 35 percent share of the net adds.  We have just now launched a significant campaign of our SAPO ADSL product.  We had not done any significant campaigning in the second quarter.

On the broadband cable, as well, we have just now come out with a campaign and we are looking to come out with another significant campaign beginning of October, as well.  So, to some extent, taking advantage of the back to school period and also, of course, working towards the holiday season, November, December this year.

The broadband share in terms of ADSL, first quarter, second quarter, we have increased that a bit.  So, it’s about 1 percent.  So, it’s not significant.  So, I would say it’s, to some extent, stable.

On the cable side, we have had some disconnections and two reasons for that.  The first is we have been stricter in terms of disconnections around payment delays.  So, we are very strict with regard to that, number one.  Number two, also should take into account something which I said earlier in the call in that the overlap of unbundled local loop areas with the cable rollout or the homes passed is pretty significant when you compare that, for example, with ADSL.

So, in that respect, the cable product is in areas with significantly more competition.  And as I said earlier, we are looking forward to the launch of the voice over IP service, you know, to bundle that.  And we think that will not only help us address the churn issue, but also, hopefully will enhance the take-up of the cable broadband product, as well.  Thank you.

Operator:  Our next question comes from Andrew Hogley with Lehman Brothers.  Please state your question.

Mr. Andrew Hogley:  Good afternoon.  I was just hoping you could elaborate on some of those DSL trends in terms of what the competitors are doing.  Is it mainly Sonaecom that’s pursuing the unbundling?  Clearly, if we look at their results, they’ve got the dominant market share.  But, which of the other operators in the market are also being aggressive?

And could you give us some of your thoughts about what you think the potential entry of Vodafone into the broadband market in Portugal could do, as well?  Thank you.

Mr. Zeinal Bava:  Thank you.  In fact, if you look at the unbundled local loop numbers that are published, what you’re seeing is that, clearly, Oni has been very aggressive in this market.  They have been able to position, I would say well, the 512 product that they have.  And I would say that they are being probably more aggressive and perhaps smarter in terms of the pricing points that they have in this market.

With regard to our competitors, one other remark which is worth making is that, clearly, broadband is a complex product to sell.  Quality of service is an issue.  Provisioning times are important.  And when you think about quality of service, the availability of call centers that operate 24 hours, technical teams that are available to fix any problems you have are also critical when it comes to deciding which operator you want to be doing business with.

And I think in that regard, both our ADSL product and our broadband cable product rank extremely well, particularly in the last few months, having made significant investments in upgrading the systems and so on.

With regard to competition, I would say that Oni has been very active and I think that it remains to be seen what happens in the next few months.

With regard to Vodafone, I think it’s very difficult to comment what would happen.  Have to say that both our broadband cable and ADSL products enjoy very strong notoriety as brands.  And I think, as I said, the broadband service is very complex to deliver in terms of customer experience.

So, I think we feel very confident that the learning curve that we have gone through in the last few years is a remarkable competitive advantage that we have.  And therefore, we are, at this stage, not knowing what kind of plans they may have, we’re not very concerned.  Thank you.

Operator:  Thank you.  Ladies and gentlemen, we have time for one more question.  Our next—our final question comes from Jonathan Dann with Bear Stearns.  Please state your question.

Mr. Jonathan Dann:  Hi.  My question was going back to the acquisitions you’ve made in Africa.  Firstly, could you just repeat the price you paid and the contribution that Namibia will make, whether that was annualized or not and whether or not Namibia has any significant debt, and also, an update on the other sort of associates within the portfolio - Angola, etc.?

Mr. Luis Pacheco de Melo:  Okay.  So, thank you for the question.  So, the amount that we have paid is 108 million.  We will be fully consolidating the Company, as we guaranteed in our contracts, the management of the Company.  And the contribution at the EBITDA level should be north of 50 million euros per year on a full year basis.

Mr. Jonathan Dann:  Thank you.

Mr. Luis Pacheco de Melo:  And the Company has no debt.

Mr. Jonathan Dann:  Okay.  Is there any update on any of the other assets within the portfolio?

Mr. Zeinal Bava:  Well, I think that at this stage, our key focus is in making sure that our assets, to some extent, deliver on the kind of performance they’ve had in the past - Unitel in particular has been doing very well.  I think worth highlighting here, is also that the ongoing negotiation process that we have with our partners is going well.  And therefore, we believe that we will continue to play a role in terms of Unitel as a valid partner there.

With regard to Medi, I think you’ve seen also in the press release, things are going according to plan.  And therefore, I think that the commitment that we have made to maintaining our position in Africa to some extent is paving the way for a good performance in the future and hopefully will allow us to crystallize value for shareholders in the future.

Thank you very much for attending this call.  My colleagues and I, Luis Pacheco de Melo and Francisco Nunes, appreciate very much you being available.  My team, Nuno Prego, our Investor Relations Director, will also be available after this call to take any emails you may have with further questions or calls that you may have.  And again, we would like to be as helpful as we can, so please do not hesitate to call us.  Thank you very much and have a very good day.  Bye bye.

Operator:  Thank you.  This concludes today’s conference call.  Please disconnect your lines at this time and have a wonderful day.  Thank you.